UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
The Happy Pet People, LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> October 31, 2013

Physical address of issuer
1133 Broadway, Suite 1408, New York, NY 10010

Website of issuer
https://www.kittyo.com

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 28,415	$ 107,499
Cash & Cash Equivalents	$ 1,445	$ 1,012
Accounts Receivable	$0	$0
Short-term Debt	$ 103,141	$ 303,535
Long-term Debt	$0	$0
Revenues/Sales	$ 333,855	$0
Cost of Goods Sold	$ (270,699)	$0
Taxes Paid	$0	$0
Net Income	$ (70,819)	$ (185,427)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 19, 2017

The Happy Pet People, LLC



Up to $1,070,000 of Crowd Notes

The Happy Pet People, LLC ("Kittyo", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 15, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by December 15, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 15, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.kittyo.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/kittyo

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Happy Pet People, LLC (the "Company") is a Delaware Limited Liability Company, formed on October 31, 2013. The Company is currently also conducting business under the name of Kittyo.

The Company is located at 1133 Broadway, Suite 1408, New York, NY 10010.

The Company's website is https://www.kittyo.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/kittyo and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,070,000
Minimum investment amount per investor	$500
Offering deadline	December 15, 2017
Use of proceeds	See the description of the use of proceeds on page [ ] hereof.
Voting Rights	See the description of the voting rights on page [ ] hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors may have significantly greater financial, technical and human resources than we have and may have access to superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.

Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide major components for our products.

We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components that meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

In particular, the Company is dependent on Lee Miller and Barry Markman, who are the CEO & Founder, and Manager, respectively. The Company has or intends to enter into employment agreements with Lee Miller although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Barry Markman and Lee Miller or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the minimum amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, commodities, and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances.

These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $3.5 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3.5 million valuation cap, so you should not view the $4 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.

The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.

By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights.

The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 60.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights.
As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

BUSINESS

Description of the Business
A connected device that lets pet-parents see, talk to, play with, record--and dispense treats to--their cats while they're away.

Business Plan
In today's connected world, "cat parents" love staying connected to their pets—and sharing their experiences on social media. Kittyo is a device in the fast-growing pet-tech segment that's designed and marketed exclusively for cat owners, connecting them instantly to their pets when they are away from home. Kittyo lets users watch, speak to, play with, and record their cats via the easy-to-use smartphone app. Plus, Kittyo lets users give their cats both exercise and rewards, allowing them to move a laser for cats to play with and dispense treats when playtime is over. Following a successful launch via Kickstarter and global media coverage on TV, print, and online, Kittyo has successfully manufactured and shipped 3,000 units to users, developed partnerships with leading retailers PetValu and BestBuy, and in June 2017 launched a new marketing partnership with Animal Planet's "Cat Daddy" Jackson Galaxy.

The Company's Products and/or Services

Product / Service	Description	Current Market
Kittyo	The connected device that lets pet-parents see, talk to, play with, record--and dispense treats to-their cats while they're away.	Direct to consumer sales, targeting "pet parents"

We currently have no new products in development.

The Company primarily sells its products directly to consumers through its online store. The Company also employs a variety of indirect distribution channels, such as retailers and value-added resellers. During 2017, the Company's net sales through its direct and indirect distribution channels accounted for 31% and 69%, respectively, of total net sales.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We believe we are well positioned in the industry segments and markets in which we operate. Our competitive

advantages include our features that are designed and marketed exclusively for cat owners, our high profile partnership with Jackson Galaxy, and strong PR and marketing capabilities.

Customer Base

Our customers are primarily individual "pet-parents", eager to connect with their pets more frequently.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4905578	Remotely controlled pet monitoring device comprised of a video camera, audio speaker, lasers for non-medical purposes and an electronic treat dispenser that allows users to remotely interact with, record, view live video of and speak to pets and dispense treats; downloadable application software for the control of pet interactive devices	Kittyo	November 1, 2013	February 23, 2016	United States

Litigation
None

Other
The Company's principal address is 1133 Broadway, Suite 1408, New York, NY 10010

The Company has the following additional addresses: Not applicable.

The Company conducts business in New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.43%	$90,250
General Marketing	22.05%	$5,513	33.88%	$362,507
Research and Development	5.78%	$1,444	9.16%	$97,975
Manufacturing	15.75%	$3,938	35.71%	$382,103
Future Wages	8.92%	$2,230	12.82%	$137,165
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

MANAGERS, OFFICERS AND EMPLOYEES

Managers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Barry Markman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mark Food Inc., Owner, September 2002-present: developing and implementing the strategy for company; overseeing business activities and operations.

Name
Lee Miller

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder & CEO, October 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kittyo, Founder & CEO, October 2013-present: Develop, implement, and evaluate the organization's function and performance; develop solutions to business problems; perform the day-to-day tasks necessary to run the operations of Kittyo. Lee Miller Creative Group, Owner, January 2005 - present: overseeing company tasked with assisting clients with social media or other marketing campaigns.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Lee Miller

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder & CEO, October 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kittyo, Founder & CEO, October 2013-present: Develop, implement, and evaluate the organization's function and performance; develop solutions to business problems; perform the day-to-day tasks necessary to run the operations of kittyo. Lee Miller Creative Group, Owner, January 2005 - present: overseeing company tasked with assisting clients with social media or other marketing campaigns.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employee in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Units
Amount outstanding	15,787,500
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Notes issued pursuant to Regulation CF are convertible into the Company's next round of financing, which will entitle the purchaser to equity in the Company on terms yet to be determined and the valuation of the Company at the time of conversion.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	90.21%, fully diluted

Type of security	Class B Units
Amount outstanding	1,712,500
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Notes issued pursuant to Regulation CF are convertible into the Company's next round of financing, which will entitle the purchaser to equity in the Company on terms yet to be determined and the valuation of the Company at the time of conversion.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	9.79%, fully diluted

Type of security	Phantom Equity Units
Amount outstanding	3,150,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Equivalent to 18.00%, fully diluted as of the date hereof, of up to $3,500,000 of Net Cash Flow (as defined in the Operating Agreement) upon a change in control of the Company

The Company has the following debt outstanding:

Type of debt	Convertible Promissory Note, July 1, 2017 ("Galaxy Note")
Name of creditor	Jackson Galaxy
Amount outstanding	$20,000 (Principal)
Interest rate and payment schedule	5.00% per annum, due on or before June 28, 2021, unless otherwise converted in accordance with the Note and Convertible Note Purchase Agreement dated as of July 1, 2017
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	June 28, 2021
Other material terms	(1) Automatic conversion upon the closing of a Qualified Financing (as defined in the Galaxy Note); (2) Optional Conversion upon the closing of an Unqualified Financing (as defined in the Galaxy Note);

	(3) Termination upon Change of Control Transaction (as defined in the Galaxy Note) and payment in accordance with the terms thereto.

Ownership

A majority of the Company is owned by a few people and entities. Those people and entities are Lee Miller, Barry Markman, and SterlingTech, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Lee Miller	30.26%
Barry Markman	29.89%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Happy Pet People LLC (the "Company"), is a limited liability company organized October 30, 2013 under the laws of Delaware. The Company's goal is to bring pet ownership into the connected world, giving people more ways to have fun with their pets when they are away from home.

The Company is a business that has not yet generated profits, has sustained net losses of $70,819 and $185,427 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $1,039,301 as of December 31, 2016 and has limited liquidity as of December 31, 2016 and 2015 with $1,445 and $1,012 of cash on such dates, and current liabilities exceed current assets by $74,726 as of December 31, 2016. The Company did a Kickstarter campaign in 2014 to presell its product raising $241,653. All such orders were fulfilled in 2016. The Company has deferred revenue from presale activities of $0 and $241,653 as of December 31, 2016 and December 31, 2015, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Liquidity and Capital Resources

Common Stock
As of December 31, 2016 and 2015, 13,675,550 and 13,125,550 membership units were issued and outstanding, respectively.

On March 3, 2014, the Company issued to Lee Miller and Barry Markman (the founders) a total of 10,000,000 Class A Units. Class A Units issued to Miller was in exchange for certain intellectual contributed by Miller to the Company as set forth in the Contribution Agreement, which the parties agree a cash value of $0 on the date hereof. Units issued to Markman was in exchange for his agreement to make capital contributions to the Company in an amount up to $350,000.

During 2015, the Company issued 550,000 units at a price per unit of $0.20 per unit, providing proceeds of $110,000. During 2016, the Company issued 550,000 units at a price per unit of $0.20 per unit, providing proceeds of $110,000.

The founders of the Company contributed $131,970 and $62,000 of capital to the Company for the years ended December 31, 2016 and 2015, respectively. Distributions by one of the two founders totaled $29,000 and $0 for the years ended December 31, 2016 and 2015, respectively.

In July 2017, the Company amended its Operating Agreement to authorize a 10 to 1 unit split whereby 10 units would replace every 1 nit issued or outstanding immediately prior to the amendment of the operating agreement. All unit amounts have been shown herein have been stated to retroactively reflect the unit split under FASB ASC 505-10-S99-4.

Convertible Note Purchase Agreement
In June 28, 2017, the Company entered into an agreement to sell and issue to Jackson Galaxy a convertible promissory note convertible into equity securities. The notes shall mature on June 28, 2021, bear interest at a rate of five percent (5%) per annum and may be converted into equity securities of the company at the option of the lenders or automatically upon the occurrence of certain events set forth in the notes, into equity securities of the Company offered in connection with the Company's next round of equity financing of at least $1,000,000, exclusive of the Principal Amount of all notes plus all accrued interest thereon.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,500,000 valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of December 15, 2017.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Not Applicable

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lee Miller
_____
(Signature)

Lee Miller
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Barry Markman
_____
(Signature)

Barry Markman
_____
(Name)

Manager
_____
(Title)

10/18/17
_____
(Date)

/s/Lee Miller
_____
(Signature)

Lee Miller

_____
(Name)

Founder, CEO, Manager, Principal Financial Officer, and Principal Accounting Officer
_____
(Title)

10/18/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

The Happy Pet People LLC

A Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

The Happy Pet People LLC

TABLE OF CONTENTS



To the Members of
The Happy Pet People LLC
New York, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of The Happy Pet People LLC (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
October 3, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

THE HAPPY PET PEOPLE LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,445	$ 1,012
Manufacturing deposit	-	106,487
Inventory	26,970	-
Total Current Assets	28,415	107,499
Non-Current Assets:		
Property and equipment, net	79,675	58,834
Total Non-Current Assets	79,675	58,834
TOTAL ASSETS	$ 108,090	$ 166,333
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 103,141	$ 61,882
Deferred revenues	-	241,653
Total Liabilities	103,141	303,535
Members' Equity (Deficit):		
Class A Membership Units, 13,675,550 and 13,125,550 units issued and outstanding, as of December 31, 2016 and 2015, respectively.	1,044,250	831,280
Accumulated deficit	(1,039,301)	(968,482)
Total Members' Equity (Deficit)	4,949	(137,202)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 108,090	$ 166,333

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

THE HAPPY PET PEOPLE LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

		2016		2015
Net revenues	$	333,855	$	-
Costs of net revenues		(270,699)		-
Gross profit		63,156		-
Operating Expenses:				
Research & development		52,255		145,961
General and administrative		48,921		23,365
Sales & marketing		32,799		16,101
Total Operating Expenses		133,975		185,427
Loss from operations		(70,819)		(185,427)
Provision for income taxes		-		-
Net Loss	$	(70,819)	$	(185,427)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

THE HAPPY PET PEOPLE LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

| | Class A Membership Units | | Accumulated | Total Members' |
	Number of Units	Amount	Deficit	Equity (Deficit)
Balance at December 31, 2014	12,575,550	$ 659,280	$ (783,055)	$ (123,775)
Issuance of membership units	550,000	110,000	-	110,000
Contributions by founders	-	62,000	-	62,000
Net loss	-	-	(185,427)	(185,427)
Balance at December 31, 2015	13,125,550	$ 831,280	$ (968,482)	$ (137,202)
Issuance of membership units	550,000	$ 110,000	$ -	$ 110,000
Contributions by founders	-	131,970	-	131,970
Distributions to founder	-	(29,000)	-	(29,000)
Net loss	-	-	(70,819)	(70,819)
Balance at December 31, 2016	13,675,550	$ 1,044,250	$ (1,039,301)	$ 4,949

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

THE HAPPY PET PEOPLE LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (70,819)	$ (185,427)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	(5,691)	-
Changes in operating assets and liabilities:		
Change in manufacturing deposit	106,487	(106,487)
Change in inventory	(26,970)	-
Change in accounts payable	41,259	59,756
Change in deferred revenues	(241,653)	-
Net Cash Used In Operating Activities	(197,387)	(232,158)
Cash Flows From Investing Activities		
Purchase of property and equipment	(15,150)	(25,215)
Net Cash Used In Investing Activities	(15,150)	(25,215)
Cash Flows From Financing Activities		
Proceeds from issuance of membership units	110,000	110,000
Founders capital contributions	131,970	62,000
Distributions paid to founder	(29,000)	-
Net Cash Provided By Financing Activities	212,970	172,000
Net Change In Cash	433	(85,373)
Cash at Beginning of Period	1,012	86,385
Cash at End of Period	$ 1,445	$ 1,012
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

NOTE 1: NATURE OF OPERATIONS

The Happy Pet People LLC (the "Company"), is a limited liability company organized October 30, 2013 under the laws of Delaware. The Company's goal is to bring pet ownership into the connected world, giving people more ways to have fun with their pets when they are away from home

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016, and 2015, the Company's cash balances did not exceed federally insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 consist of 60 units held in US and 250 units held in China, with cost of $5,220 and $21,750 respectively. The Company evaluates its inventory for impairment and obsolescence based on future demand, market conditions, sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations.

Manufacturing Deposit

Manufacturing deposit represents prepayment on a manufacturing contract for 2016 production. The balances at December 31, 2016 and 2015 totaled $0 and $106,487, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. Depreciation expense for the years ended December 31, 2016 and 2015 were $5,691 and $0, respectively.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 5 years. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 85,366	$ 58,834
Accumulated depreciation	(5,691)	-
Property and equipment, net	$ 79,675	$ 58,834
Depreciation expense	$ 5,691	$ -

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $52,255 and $145,961 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $70,819 and $185,427 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $1,039,301 as of December 31, 2016 and has limited liquidity as of December 31, 2016 and 2015 with $1,445 and $1,012 of cash on such dates, and current liabilities exceed current assets by $74,726 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: DEFERRED REVENUE

The Company did a Kickstarter campaign in 2014 to presell its product raising $241,653. All such orders were fulfilled in 2016. The Company has deferred revenue from presale activities of $0 and $241,653 as of December 31, 2016 and December 31, 2015, respectively.

NOTE 5: MEMBERS' EQUITY (DEFICIT)

<u>Common Stock</u>

As of December 31, 2016 and 2015, 13,675,550 and 13,125,550 membership units were issued and outstanding, respectively.

On March 3, 2014, the Company issued to Lee Miller and Barry Markman (the founders) a total of 10,000,000 Class A Units. Class A Units issued to Miller was in exchange for certain intellectual contributed by Miller to the Company as set forth in the Contribution Agreement, which the parties agree a cash value of $0 on the date hereof. Units issued to Markman was in exchange for his agreement to make capital contributions to the Company in an amount up to $350,000.

During 2015, the Company issued 550,000 units at a price per unit of $0.20 per unit, providing proceeds of $110,000.

During 2016, the Company issued 550,000 units at a price per unit of $0.20 per unit, providing proceeds of $110,000.

The founders of the Company contributed $131,970 and $62,000 of capital to the Company for the years ended December 31, 2016 and 2015, respectively. Distributions by one of the two founders totaled $29,000 and $0 for the years ended December 31, 2016 and 2015, respectively.

In July 2017, the Company amended its Operating Agreement to authorize a 10 to 1 unit split whereby 10 units would replace every 1 nit issued or outstanding immediately prior to the amendment of the operating agreement. All unit amounts have been shown herein have been stated to retroactively reflect the unit split under FASB ASC 505-10-S99-4.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to these financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Amendment of Consulting Agreement and Profits Interest Award Agreement

On June 26, 2017, the Consulting Agreement and Profits Interest Award Agreement with Jackson Galaxy (a cat behaviorist) was amended. Galaxy agreed to consult for, promote for and advise the Company on matters related to the Company's KittyO product for the purposes of increasing market exposure and sales of the KittyO units. The Company engaged Galaxy to provide services in consideration for a grant by the Company to Galaxy of $75,000 Class B Units, vesting upon the terms and conditions set forth in that certain Profits Interest Award Agreement. On the same date, the Company entered Profits Interest Award Agreement with Jackson Galaxy granting the latter 75,000 Class B membership units intended to be a "profits interest" with an initial value of $2.00 per Class B unit. In addition to this, a fee equal to twenty-five (25%) of the Net Profit earned by the Company from the sale in excess of 300 KittyO units from Galaxy's website. Net Profit shall mean the gross revenue minus all actual, reasonable, documented manufacturing cost and any third-party sales agency fees.

Convertible Note Purchase Agreement

In June 28, 2017, the Company entered into an agreement to sell and issue to Jackson Galaxy a convertible promissory note convertible into equity securities. The notes shall mature on June 28, 2021, bear interest at a rate of five percent (5%) per annum and may be converted into equity securities of the company at the option of the lenders or automatically upon the occurrence of certain events set forth in the notes, into equity securities of the Company offered in connection with the Company's next round of equity financing of at least $1,000,000, exclusive of the Principal Amount of all notes plus all accrued interest thereon.

Amended and Restated Operating Agreement

On July 1, 2017, the Unanimous Written Consent of the Board of Managers and Super Majority Interest has been issued and it is resolved that the AR Operating Agreement has been approved and adopted. AR Operating Agreement effects a 10:1 Unit split pursuant to which each Unit of a particular class outstanding will automatically exchange for 10 Units of the same class and appointment of Daniel Sterling as a member of the Board.

Amendment of Profits Interest Award Agreement

On June 26, 2017, the Company amended the Profits Interest Award Agreement dated April 4, 2017 entered into with Jackson Galaxy whereby the Company granted Jackson Galaxy 75,000 Class B Units upon the vesting schedule and other terms and conditions set forth therein. The amendment provides that 50,000 Class B Units granted thereunder shall vest upon a schedule as Jackson Galaxy sell up to 300 KITTYO units directly through Jackson Galaxy's website.

Management's Evaluation

Management has evaluated subsequent events through October 3, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C
PDF of SI Website



Kittyo

A connected device that lets pet-parents see, talk to, play with, record—and dispense treats to—their cats while they're away. **Edit Profile**

$500	**$3,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Kittyo is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Kittyo without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

U.S. Pet Industry Size
$66 Billion

Households Owning A Cat
47.1 million

> $271,154 on Kickstarter with 2,425 backers

> Featured in over 300 publications including Wall Street Journal, ABC News, HGTV, and Venture Beat

> Shipped over 3,000 Kittyo units to customers

> Retail sales via Pet Valu and Best Buy

> Celebrity spokesperson, Animal Planet's Jackson Galaxy

> Round Size: US $1,500,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

SHARE

- Valuation Cap: US $3,500,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

Kittyo is bringing pet ownership into the connected world, giving people more ways to have fun with their pets even when they're away from home. Our first product is for cat lovers—and it's called Kittyo.

In today's connected world, "cat parents" love staying connected to their pets—and sharing their experiences on social media.

Kittyo is a device in the growing pet-tech segment that's designed and marketed exclusively for cat owners, connecting them instantly to their pets when they are away from home. Kittyo lets users watch, speak to, play with, and record their cats via the easy-to-use smartphone app. Plus, Kittyo lets users give their cats both exercise and rewards, allowing them to move a laser for cats to play with and dispense treats when playtime is over.

Following a successful launch via Kickstarter and global media coverage on TV, in print, and online, Kittyo has successfully manufactured and shipped 3,000 units to users, developed partnerships with leading retailers Pet Valu and BestBuy, and in June 2017, launched a new marketing partnership with Animal Planet's "Cat Daddy" Jackson Galaxy.

Pitch Deck


KITTYO™
Playtime. Anytime.

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
DOWNLOAD
Data Room
SeedInvest

Product & Service

Every Kittyo box includes a Kittyo Device, Instruction Manual, Power Supply, and Surface Mount, and is designed to be easily set-up, so that pet-parents can start using the Kittyo immediately. Kittyo users simply unpack their device, download our free app, connect to wifi, set up a user account, and then start interacting with their cat.

Each Kittyo unit comes equipped with:

- **Video Camera** - letting pet parents watch their cats play and exercise and record and share videos of their cats
- **Laser** - facilitating playtime, even when not at home
- **Microphone & Speaker** - allowing people to speak to their cats and attract their cats to the Kittyo
- **Treat Carousel & Dispenser** - letting users dispense their cat's favorite treats

Features

- Wireless technology 2.4 GHZ FHSS
- Streaming video up to 720 HD Capable
- Wide-angle camera
- Microphone/speaker; 2-way audio connection
- Manually controlled 5MW laser
- Automatic laser modes with selectable patterns

SHARE

- Make videos & take photos to share online

- Treat dispenser with 7 compartments

- 10 different sounds to attract your cat

Testimonials and Reviews*

"Where 'wow!' meets 'meow'" - ABC News

"Despite their rugged individuality, indoor cats need to satisfy their stalking instinct, keep stimulated, and get enough exercise, according to the Humane Society. Kittyo is a device that lets owners play with their cats while spying on them from afar." - Tech Crunch

"In addition to having an adorable client demographic, Kittyo also makes for a great case study in startup success and planning." - Killer Startups

*Disclaimer: The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Gallery





Kittyo review by Jackson Galaxy, host of Animal Planet's My Cat From Hell. Jackson is our first celebrity spokesperson in a partnership that launched in June 2017.

Media Mentions



   

   



Team Story

After the seventh phone call, Lee Miller realized there was a problem to be solved.

Staying at a friend's apartment to cat-sit for a few days, Lee kept getting calls from the cat "mom" seeking updates on her "baby." What if, he asked himself, he could cut out the middleman and let all cat parents call home and connect with their cats directly?

With an extensive background in design and marketing, Lee could visualize the product that would become Kittyo. But to actually create a device that allowed owners to see, talk to, play with, record, and even dispense treats to their cats, Lee needed to both build a team and test the market appeal of his new IoT device.

The Kittyo team launched a successful Kickstarter campaign that ultimately raised more than $270,000. The result is over 3,000 Kittyo devices shipped to happy cat lovers all over the world.

Kittyo's success has been driven by smart, effective, and fun online marketing campaigns—and a growing social media community. The icing on the cake is that Kittyo itself is a funny cat video factory, making it an endless source of "sharable" moments for individuals users and the brand itself.

Lee is ready to lead the team to grow both sales and distribution, while working on the next generation of IoT pet devices.

We'd love for you to be part of the next chapter of our story!

Founders and Officers

Lee Miller
CEO



Before founding Kittyo, Lee was the owner of the Lee Miller Creative Group, an award-winning team of editors, photographers, designers, and other creatives specializing in video production, motion graphics, interactive, photography and everything in between. He has worked as a designer since 1994, when he graduated from Penn State University with a degree in Graphic Design.

Key Team Members



Dan Sterling

Head of Product



Mark Shuster

Chief Marketing Officer



Jason Beltran

VP of Marketing



Adrian Murphy

Head of Customer Support



Richard Hine

Advisor

SHARE



Mike Lingle

Advisor



Frank Vallese

Advisor

Q&A with the Founder

Q: Please detail your supply chain.

Kittyo: Our hardware is designed in the U.S. with parts being sourced and units being manufactured in China. We work with sourcing firm EastBridge in Boston as our manufacturing liaison. Units are then shipped to our fulfillment house in Delaware.

Q: Please detail your IP.

Kittyo: We have a patent pending application on a device with a laser, camera, and treat dispenser. We also have a registered Trademark on "Kittyo".

Q: Can you talk a little about your strategic partnerships?

Kittyo: We are partnered with Jackson Galaxy, who is currently in the eighth season of his Animal Planet show "My Cat From Hell." The show airs in 170 countries. Galaxy is also a New York Times bestselling author with over 3 million social media followers. In return for equity in the company, Galaxy will do direct sales of Kittyo through his site, make social posts about Kittyo, produce videos featuring Kittyo, and go to trade shows to promote Kittyo.

Q: Please detail your barriers to entry and competitive advantages.

Kittyo: We believe there are significant hurdles to designing, manufacturing, and bringing a hardware product to market. Our competitive advantage is that our features are designed and marketed exclusively for cat owners. We have a high profile partnership with Jackson Galaxy, and strong PR and marketing capabilities.

Q: Please detail your inventory constraint and why sales have declined since Q4 2016.

Kittyo: For our first batch, we ordered 3,000 units. 2,400 of those units were for our Kickstarter campaign, and the rest had sold out during the holiday season into early 2017. We received a new shipment of 250 units, and have begun selling those.

Q: What is your product roadmap?

Kittyo: For Kittyo, we have a product roadmap designed to achieve a clear leadership position in the cat segment of the pet tech market. The next phase begins with Kittyo 2.0, an improved product that adds more features at a lower cost. Brand extensions will include lower cost Kittyo-branded devices to attract new customers and further delight existing ones. Additionally, we will introduce subscription services for cloud video storage and cat treat delivery. As a company, The Happy Pet People, LLC has a long term vision to develop additional products for other pet owners starting with dogs but extending to all areas of the connected device and pet tech industry. We anticipate the market for connected devices among pet owners to grow substantially in the next few years and we will stay nimble and ready to take advantage of new opportunities where available.

Q: How do you plan to scale the business in the next 12 months?

Kittyo: We have just launched a major partnership with TV personality Jackson Galaxy and are currently working on other strategic partnerships. Our plan is to manufacture and sell 17,000 new units in the next 12 months through direct sales, internet marketing, expanded presence in retail, and on Amazon.

Q: What are the key differentiators in your product?

Kittyo: Kittyo is specifically designed for and marketed to cat owners. We have a patent pending on a design that combines treats and laser play. We believe that cat owners represent a distinct community from dog owners, both in real life and on social media. We are building a brand that speaks directly to these cat owners and our partnership with "Cat Daddy" Jackson Galaxy reinforces our commitment to being part of this highly active and socially engaged community.

Q: How are you planning to market your product post-raise?

Kittyo: Having a larger inventory, we will be marketing more aggressively through every channel, including Amazon.com.

Q: What are the key assumptions in your financial projections?

Kittyo: With expanded production volume we anticipate trimming manufacturing costs. Our marketing plan assumes that our goal of 17,000 units sales will be achieved through increased marketing visibility and expanded retail partnerships. We will be adding a subscription service to increase the lifetime value of our customers.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
...und size	US $1,500,000	US $1,500,000

SHARE

Minimum investment	$20,000	US $500
Target minimum	US $350,000	US $350,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $3,500,000	US $3,500,000
Interest rate	5.0%	5.0%
CF Offering Cap	Although the Company is offering up to $1.5 million worth of securities in its this Seed round, only up $1.07 million of that amount may be raised through Regulation CF.	Although the Company is offering up to $1.5 million worth of securities in its this Seed round, only up $1.07 million of that amount may be raised through Regulation CF.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



● Sales & Marketing   ● Manufacturing
● Research & Development   ● Team

If Maximum Amount Is Raised



● Sales & Marketing   ● Manufacturing
● Research & Development   ● Team

Investor Perks

ecat: $500 or more

- A signed "Thank You" card from the team

SHARE

- Kittyo Sticker

Bobcat: $5,000 or more

All of the above plus:

- Limited edition silkscreen Kittyo T-Shirt with custom print

Jaguar: $10,000 or more

All the above plus:

- A lifetime discount of 20%

- 1 year supply of 'Cat Daddy' approved "Out of This World Salmon Cat Treats"

Tiger: $50,000 or more

All the above plus:

- You get a free Kittyo from the next batch

Lion: $100,000 or more

All the above plus:

- We'll fly you to New York to meet the team! We'll treat you to dinner, a hotel room, and 2 free passes to CatCon 2018

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Kittyo's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.



Pre-Seed 2	
Round Size	US $735,000
Close Date	Oct 31, 2016
Security Type	Common Equity
Pre-money Valuation	US $2,000,000

Pre-Seed 1	
Round Size	US $350,000
Close Date	Dec 31, 2013
Security Type	Common Equity
Pre-money Valuation	US $1,000,000

Financial Discussion

…e see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Happy Pet People LLC (the "Company"), is a limited liability company organized October 30, 2013 under the laws of Delaware. The Company's goal is to bring pet ownership into the connected world, giving people more ways to have fun with their pets when they are away from home.

The Company is a business that has not yet generated profits, has sustained net losses of $70,819 and $185,427 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $1,039,301 as of December 31, 2016 and has limited liquidity as of December 31, 2016 and 2015 with $1,445 and $1,012 of cash on such dates, and current liabilities exceed current assets by $74,726 as of December 31, 2016. The Company did a Kickstarter campaign in 2014 to presell its product raising $241,653. All such orders were fulfilled in 2016. The Company has deferred revenue from presale activities of $0 and $241,653 as of December 31, 2016 and December 31, 2015, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Liquidity and Capital Resources

Common Stock

As of December 31, 2016 and 2015, 13,675,550 and 13,125,550 membership units were issued and outstanding, respectively.

On March 3, 2014, the Company issued to Lee Miller and Barry Markman (the founders) a total of 10,000,000 Class A Units. Class A Units issued to Miller was in exchange for certain intellectual contributed by Miller to the Company as set forth in the Contribution Agreement, which the parties agree a cash value of $0 on the date hereof. Units issued to Markman was in exchange for his agreement to make capital contributions to the Company in an amount up to $350,000.

During 2015, the Company issued 550,000 units at a price per unit of $0.20 per unit, providing proceeds of $110,000.

During 2016, the Company issued 550,000 units at a price per unit of $0.20 per unit, providing proceeds of $110,000.

The founders of the Company contributed $131,970 and $62,000 of capital to the Company for the years ended December 31, 2016 and 2015, respectively. Distributions by one of the two founders totaled $29,000 and $0 for the years ended December 31, 2016 and 2015, respectively.

In July 2017, the Company amended its Operating Agreement to authorize a 10 to 1 unit split whereby 10 units would replace every 1 nit issued or outstanding immediately prior to the amendment of the operating agreement. All unit amounts have been shown herein have been stated to retroactively reflect the unit split under FASB ASC 505-10-S99-4.

Convertible Note Purchase Agreement

In June 28, 2017, the Company entered into an agreement to sell and issue to Jackson Galaxy a convertible promissory note convertible into equity securities. The notes shall mature on June 28, 2021, bear interest at a rate of five percent (5%) per annum and may be converted into equity securities of the company at the option of the lenders or automatically upon the occurrence of certain events set forth in the notes, into equity securities of the Company offered in connection with the Company's next round of equity financing of at least $1,000,000, exclusive of the Principal Amount of all notes plus all accrued interest thereon.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



B spent on Pet Product Sales: Other Services in 2016 with 5.9% growth

SHARE

Pet tech market investment has doubled since 2014, which results in some competitors being well-funded. We offer a path for investors to benefit from this trend.

- $5.73B spent on "Pet Product Sales: Other Services" in 2016 with 5.9% growth: http://bit.ly/2sIsUXJ

- 47.1M US households own a cat: http://bit.ly/2ulbIyV

- 3.2M early adopters in the US: Facebook targeting data: provided by Datalogix offline grocery purchase database.

Risks and Disclosures

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors may have significantly greater financial, technical and human resources than we have and may have access to superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide major components for our products.

We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components that meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

In particular, the Company is dependent on Lee Miller and Barry Markman, who are the CEO & Founder, and Manager, respectively. The Company has or intends to enter into employment agreements with Lee Miller although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Barry Markman and Lee Miller or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the minimum amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, commodities, and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

General Risks and Disclosures

SHARE

EXHIBIT D
Investor Deck



This presentation contains offering materials prepared solely by Kittyo without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management’s current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Our Story

Lee Miller was cat-sitting and realized there was an opportunity:

People miss their pets when they're not home



- 90 percent of pet owners think of their dogs and cats as members of the family

- 40 percent of married female dog owners reported they received more emotional support from their pet than from their husband or their kids

Market Size

$5.73 billion spent on **Pet Product Sales: Other Services** in 2016 ([Fung](#))

- 5.9% annual growth rate
- Pet Tech market investment has doubled since 2014 ([CB Insights](#))

3.2 million people in the U.S. who have recently purchased cat food, own a smartphone, have WiFi, and are early adopters of technology.

47.1 million U.S. households own a cat ([AAPP](#))

Introducing...





Play With (And Exercise) Your Cat. Even When You're Not Home.

Introducing Kittyo – a revolutionary new product that lets you watch, speak to, play with, and record your cat when you're away. You can even dispense treats!



How Kittyo Works



Laser

Treat Carousel

9"

Video Camera

Audio Speaker

Treat Dispenser

Activate sound to attract your cat

Speak to your cat

Record Video

Dispense your cat's favorite treats!

Settings

Simply swipe your finger over the screen to move the laser

Business Model



$249 Retail price

- $256.08 average selling price including shipping Oct-Dec 2016

$175 Wholesale price

$90 Landed cost

eCommerce sales via Kittyo.com / Retail sales via partners

Accomplishments to Date

✓ $271,154 on Kickstarter with 2,425 backers

✓ Featured on The View in "The Latest Stuff with Whoopi"

✓ Designed and manufactured the device

✓ e-Commerce sales via Kittyo.com

✓ Retail sales via Pet Valu and Best Buy

✓ Signed celebrity spokesperson Jackson Galaxy
  ○ "My Cat from Hell" on Animal Planet

✓ Shipped 3,000 units to customers

✓ Patent pending (laser + treats)

✓ Kittyo version 2 development in progress



Marketing Plan

$38.36 CAC for e-Commerce

- e-Commerce advertising + social media is returning $6.68 for every $1.00 spent

$85 Lifetime value **>** **$197** LTV with subscription* (anticipated)

Next Steps:

- Launch on Amazon.com
- Grow physical retail (10% of sales to date)
- Celebrity partnership with Jackson Galaxy
- Expand partnerships with key pet brands

















This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. In particular, the subscription service is not currently available and represents a planned future offering.

Kittyos Around the World

Greenland
Iceland
Finland
Russia
Kazakhstan
Mongolia
Ukraine
Italy
Turkey
China
Afghanistan
Iraq
Pakistan
Egypt
Saudi Arabia
India
Algeria
Libya
Mali
Niger
Sudan
Chad
Nigeria
Ethiopia
Kenya
DR Congo
Tanzania
Angola
Namibia
Botswana
Madagascar
South Africa
Indonesia
Papua New Guinea
Australia
North Pacific Ocean
North Atlantic Ocean
South Pacific Ocean
South Atlantic Ocean
Indian Ocean
Colombia
Brazil
Peru
Bolivia
Chile
Argentina

Competitive Landscape

	Kittyo	PetCube*	Pawbo**	Furbo	Petzi
Camera	✓	✓	✓	✓	✓
Microphone	✓	✓	✓	✓	✓
Treats	✓	Bites	✓	✓	✓
Laser	✓	Play	✓		
Price	$249	$199 / $249	$199	$249	$170
Celebrity Spokesperson	✓				
Cat-Focused	✓				

* PetCube has sold 75,000 units since inception

** Kittyo has a patent application in process on treats + laser in one device

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Our Advantage

- Kittyo is the only pet tech product designed and marketed for cat owners
- Celebrity spokesperson
- High quality / premium experience

"Honestly, this is probably the best thing I've bought in a long time, and well worth the wait." —Jason H.

"Our Kittyo shrinks the distance between my fur babies and me while I'm at work... Love ❤️ my Kittyo!!!" —Gerard D.

"My...weight-challenged cat loves the treat feature and is waiting for the next 'hit.'" —Judith Z.

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Buzz

"This is Kittyo. And it is awesome!"

—Discovery Channel

Featured in over 300 publications in over 35 different countries





































abc NEWS | NEW YORK POST | THE VIEW | TechCrunch | DAILY NEWS NEW YORK | Discovery CHANNEL

engadget | the Gadget Show | gizmag | L'EXPRESS | moderncat | CatChannel

Yummypets | CHEEZ burger | The Mail | catster | GIZMODO | hauspanther

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Team

Lee Miller
Founder & CEO



Brought Kittyo to market, Showtime



Dan Sterling
Consultant,
Head of Product



Sterling Medical Devices



Mark Shuster
Consultant, Chief Marketing Officer



Wellpet, Timex, Converse



Jason Beltran
VP of Marketing



Eyeview, Tivo, Hall & Partners



Industrial Design
Sterling Medical Devices

Manufacturing
Eastbridge (Manufacturing Liaison)
Tranwo (Factory)

Advisors
Frank Vallese—Techstars, MIT

Richard Hine—WSJ, Burnett Group

Mike Lingle—SlideRocket, Rokk3r

Use of Funds

Raising for 18 months of runway with the aim to:

- Manufacture 17,000 units
- Expand direct and channel sales
    - Launch on Amazon
- Kittyo version 2
    - New features and lower manufacturing cost, target retail price is $199
    - Using same tooling and camera to keep switching costs low
- Introduce $10 monthly subscription
    - Cloud video storage and treat delivery
- Introduce social sharing in Kittyo App
    - Monetize with sponsorships
- Expand product line with lower-cost items
    - Robotic mouse tracking beacon in collar
    - Standalone laser tracking beacon in collar

EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

Introducing Kittyo
https://www.youtube.com/watch?time_continue=13&v=vVcAfgXHuZM

Ever miss you cat when you're not home? Now you don't have to. Introducing Kittyo, a revolutionary new product that allows you to watch, speak to, record, play with, and even dispense treats to your cat—all from your smartphone.

KITTYO review by Jackson Galaxy
https://www.youtube.com/watch?v=X6jE-yb8YZc

Hey, what's up everybody, It's your Cat Daddy, Jackson Galaxy. I got a cool new product for you, its called the kittyo, and the kittyo has a bunch of really cool features. The first thing is you sit there, you point it at where your cats tend to hang out and you leave the house. You're gone now your phone becomes your best friend, because you can watch your cats from afar, you can talk to them from afar and you can also play with them. There's a laser pointer that's in here, where you just use a phone to play with them. There's also a treat dispenser right here so you can just dispense and just you know keep the cant bribery going, even though you're not home. Best thing, I think, is that you can also (if they're just doing something cute), you record it, share it with your friends as well, all this is controlled by your phone. Now, don't forget this is no substitute for playing with your cat. You've got to play with your cat, but if you're in a pinch, you're at work and you just want to spend some quality remote bonding time with your cat, the kittyo is where it's at man. I think it's a really going to be fun for you. It's been fun in my household. Check it out. Kittyo. Light, Love, and Mojo.

Kittyo Highlights Reel
https://www.youtube.com/watch?time_continue=3&v=3tz0zNZSy4g
[No voice –compilation of footage shot from Kittyo devices]